Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A. (“Company”) announces to its stockholders and the market in general that, after examining the requests of investors and stockholders:

1.	The Company changed the date of the earnings release for the second quarter of 2017 from August 01 to July 31. As from this date, the Company will disclose its result after the closing of the stock markets in Brazil and in the United States.

2.	The Company changed the date of the public conference calls on the result of the second quarter of 2017 from August 02 to August 01. The first conference call will be held in English at 10:00 a.m. (Brasília time) and in Portuguese at 11:30 a.m. (Brasília time).

The telephone numbers to participate in the conference calls are (55-11) 2820-4001 or (55-11) 3193-1001 in Brazil, (1-866) 262-4553, toll free in the United States, and (1-412) 317-6029 in other countries. Additionally, live audio transmission will be available in the Investor Relations’ website www.itau.com.br/investor-relations and questions may be sent.

With this change, Itaú Unibanco reaffirms its commitment to the excellence in serving its stockholders and other strategic audiences.

São Paulo (SP), July 03, 2017.

MARCELO KOPEL

Investor Relations Officer